Filed by Fusion Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. No. 001-39346

Date: September 13, 2021

Dee Choubey – Founder and CEO

Rick Correia – CFO

Cody Slach – Gateway Investor Relations

Cody Slach: Good morning or good afternoon depending upon where you're joining us today. Excited for our next presenter, which is MoneyLion. Presenting from the company is Dee Choubey, CEO and co-founder, as well as Rick Correia, CFO. Dee, I'll pass it over to you.

Dee Choubey: Thanks, Cody. Thanks everybody for joining. We are excited to be telling you our story, about MoneyLion here. My name is Dee Choubey, I'm the co-founder and the CEO and Rick Correia, our CFO is on as well. If we could go to slide seven, we will get quickly started here, given that we are a couple of minutes behind here.

We'll also be doing an investor day on Monday, September 13th at 1:00 PM Eastern. We'd like all of you to join us, and our management team will do a product demo as well. Just quickly kicking off the conversation.

We at MoneyLion, we're a mission-driven company. Our mission is to create financial access for hardworking Americans. Our vision is to create a daily destination around financial and non-financial actions that consumers take. Our stories to that, obviously, innovation and growth, started the business in 2013 really around the premise that we could use the advancements and data proliferation to create better direct to consumer products that can obviate the need for expensive bank branches or banking infrastructure if you will. To remember, going back to ’08 and '09, Dodd-Frank was put in.

Dodd-Frank in a lot of ways paralyzed the banking system here in the United States. The money center banks were back footed, they were really just learning how to deal with the US treasury, and key stakeholder, and shareholders and their businesses. It gave an opportunity to Silicon Valley to really start chipping away at customer-oriented financial transactions. Since then, we’ve been innovating and building financial products, we started off with a beachhead of credit. We were building faster, cheaper, better credit products for consumers.

Then as our brand grew the next couple of years, we continued to add adjacency products, like Robo Advisory in 2017, additional bank account in 2018, and we continued to [unintelligible] through the adjacent products that we've been surrounding our consumers with. We're taking a little bit of a contrarian approach. That approach is really to build a platform.

We've raised a significant amount of capital in the venture private markets, and we decided to take the company public through a SPAC earlier this year and we'll be closing that transaction here in the next couple of weeks. We believe this is an exciting story for the public markets. We think that most of our value accretion is going to be for the benefit of public investors as opposed to private capital market investors. We're going to be doing that really driving some of the advantages that we have in our proprietary technologies all built in-house as well as some of those new features that we're adding as well.

Just this year, we've delivered on some of the promises that we made. We launched crypto, we’ve launched a buy now pay later capability, and we're continuing to add more and more to the advice wrapper that surrounds all of our individual financial accounts. If you go to the next page. We're seeing continued rapid customer growth. Earlier this year, we put out guidance towards 2.5 million customers added on our platforms that have financial accounts by the end of the year. We're already on pace to exceed that by the end of Q3. We're revising our guidance upwards to 3 million customers with accounts.

You'll see that really the promise of MoneyLion is to be a ubiquitous consumer brand, a contemporary consumer brand and an iconic consumer brand, we tell a story of an empowerment, Hear me Roar. We've partnerships with great organizations like Team Penske and NASCAR, we’re their official mobile bank. You can see that we'll continue to take the proceeds from the SPAC transaction to invest in go to market strategies. We always look to invest in growth loops, where there's enduring strategies from a marketing perspective. We'll share some of that with you shortly.

But really, the idea is for MoneyLion to be in the hands of 3 million customers at the end of this year, going to 5.7 million and 8.9 million customers with accounts over the projection period.

Rick Correia: Just go back one slide. On the back of a strong 2020 exit, we have planned 144 million revenue target for 2021 with an assumption of the SPAC capital being available somewhere in the first half of '21. Despite there being a delay across the entire SPAC sector, we've continued to deliver on the promise. In fact, if you look at our quarterly performance, we’ve had consistent outperformance quarter over quarter.

We have actually raised not only our guidance across the quarter but moving from 144 million of revenue to a target of 155 million. From our perspective that also has potential upside given that there's no contribution from a couple of the products that we've launched, which is crypto and buy now pay later. While those are already in our ecosystem, we have not included any of the revenue from those products in our near term forecast, but we've included all of the expenses.

Dee Choubey: The platform approach and some of the big assumptions and strategic decisions that were made are all working together at this point.

We're building a daily destination. If you look at our total registered users, it's growing really nicely up to 8.5 million at the end of Q2. Our total customers, and again you as an investor should hold us to a higher bar, there's lots of ways to address customers in the public markets, but we hold ourselves to customers that actually have a financial account, a bank account, or an investment account, or an Instacash account. That's growing really nicely up to 2.3 million as we said a couple slides ago at the end of Q2. It tells us that our brand is resonating, but the interesting thing you'll see is despite our De-SPAC process taking a couple months longer than we'd expected, we're continuing to outperform on empowering more Americans without actually using the proceeds from the SPAC transaction to accelerate go to marketing strategies. That's a really encouraging metric for us. That's a really encouraging outcome for us because it tells us a couple things. It tells us that our products are continuing to have product-market fit. It tells us that the organic mix of folks that are actually telling each other about using MoneyLion are increasing.

It tells us that there's continued efficiency in our payback periods and our lifetime value to CAC metrics as well. Again, improving unit economics continue to be an outcome of a lot of the work that we're doing in the product and acquisition side adjusted gross profits increasing. We'll talk more about that in detail on the investor day on Monday as well. We're executing on our platform approach, 40% of our customers will have more than one product. Many will have three or more products as well. It shows up in our payment volume and our origination.

One of the interesting things that we have been incredibly focused on doing over the years is to have little reliance on any one feature or product. You hear great stories about Fintech’s out there that are great digital bank accounts or their great robo advisors, they are great reward companies. MoneyLion take a contrarian approach to build the platform. It wasn't always popular, but we're seeing now that for where finance will be in the next one, two, and five years, the platform approach, dare I say, colloquially, the super app approach is the right way to really surround the customer with useful capabilities at every financial inflection point.

We like to say from a product philosophy perspective that we're all weather supporters of our consumers, we're creating access for them in times of excess, and in times of need and that executing in the platform approach allows us to do that.

Rick Correia: The benefit of our platform approach and the proven industry-leading view in economics is that as we outperform our user growth, that contributes to us constantly raising our ‘22 and ‘23 outlook. You'll see that we revised our revenue from $250 million in '22, to $285 million, in 2023, raised $424 to $525 million.

We also then have the exponential benefit of cross-selling our broad product suite. What you'll see is we are holding ourselves to 84% year over year '21 to '22 revenue growth, as well as roughly an 84% from '22 to '23.

Dee Choubey: From a consumer's perspective, the journey is a very interesting one. We're seeing that our products have been better. We're able to convince a lot of folks with very limited marketing, increase marketing spend year over year, to really go drive these options of the products. We start off with a high value, low-cost digital banking product to consumers.

Really if you think about MoneyLion's competitive positioning and comparability, not only in the United States, but globally, MoneyLion's digital bank is one of the best in the world from all of its capabilities perspective. Then, we take that beachhead of giving a powerful e-commerce and spend management capability directly to consumers, then to drive conversions and cross sell into our credit products that could be cash advances. 40% of the bank account users are using the safety net concept. Instantly within five minutes of opening a MoneyLion account, you could as a consumer unlock up to $1,000 of the safety net.

It's very powerful proposition for the 90 million Americans that self-identify as struggling with finances, that are unhappily banked. We know that the money center banks will get NSF fees, overdraft fees, commission fees as a business model of inertia that powers multi-million dollars of public market cap. We believe that with the use of our artificial intelligence machine learning, we can bring down that risk premium. We've launched Buy Now Pay Later. We're launching it fully in Q3, Q4, but we've launched it selectively to some of our best customers, and we're seeing a very, very strong adoption to that. Buy Now Pay Later is ubiquitous now.

It's really taking share from the credit card industry if you will. It's disintermediating some of the traditional credit card supply chain players. The MoneyLion version is customer-centric, not person-centered, not tethered to Peloton’s website, or Shopify's website, or Amazon's website, but instead, our Buy Now Pay Later gives the customer control anywhere a MasterCard is accepted, they can choose to pay those in installments at checkout, or after the fact as well when they're actually engaging with financial, wellness management, or their cash flow management.

On the advice side, we're wrapping all these individual accounts with an ability to converse with consumers on what to do next. You’ll see us really push on the thread like game plan. Where consumers are telling us their aspirations, both short term, medium term, and long term, and we're using that to really customize the [unintelligible] that taking financial products and non-financial products, serving it up to consumers more as recommendations and more as advice, rather than product pushing. We're starting to see the advice and recommendation line item from a revenue perspective continues to increase as a percentage of the overall mix.

We've been pioneers in taking a micro-investing strategy to hardworking Americans. 90% of our consumers, we are their first investment account. You'll see that we'll continue that trend of educating consumers into, of course, getting into managed investments, 60-40, 70-30, 80-20 strategies based on very personalized risk profiles, but also introducing easy ways to round up into crypto. We know crypto's model, we know it's not suitable for everybody.

If you think about access, as MoneyLion's role as a financial access company, it behooves us to have a conversation with 86% of Americans that have never touched crypto in terms of what could it mean as part of an overall allocation, or what could it mean by way of financial education. We have a very interesting product, where we allow our debit card users, every time you swipe your money line debit card, you can round up 17 cents, 20 cents, $1 at a time into bitcoin or Ethereum. We believe from all the early results from our beta, that that's going to be an incredibly popular product for us as well.

We've got individual pages here on all the products. In the interest of time, we will save that, and we will present that to you Monday at the Investor Day. I will take a second to talk to you about the potency of the MoneyLion team. Just from a management team perspective, we've assembled the best team in America's FinTech. As we went through the IPO process here, we also put the best Board in FinTech. On the compliance side, we've put Annette Nazareth and Dwight Bush. Annette was a former SEC Chairperson and Dwight Bush was the US ambassador to Morocco, and prior to that the CEO for Urban Trust Bank. Really strong chops, we are innovators in the space, but we understand that we're also building a financial institution. It's really the stewardship of Annette and Dwight will give us guidance on that. On the community data and content side, we've put some powerhouse operators on the board here. Lisa Gersh, Goop, ClassPass, Martha Stewart, Omnimedia, really entrenched into community building. As we think about MoneyLion in the future as a daily destination where consumers are spending 60, 90 to 120 seconds you can imagine the community. Matt Derella from Twitter who's their Chief Revenue Officer, and head of partnerships brings a lot of insights into how to scale the partnerships in of our business. Then finally, Michael Paul who’s the president of Disney+ and ESPN+. You can think about, MoneyLion really being driving financial content, community backed by the unique understanding of the consumer. Finally, on the finance side, Jeff Gary will be sitting on our audit chair. I'll skip a couple of slides, just in the interest of time.

One thing that we do want to hit on here significantly is we do believe that MoneyLion is entering the public markets at a unique time. We were a late-stage venture company. We'd raise $230 million venture capital through a series C. We were contemplating continuing to stay in the private markets by doing a series D, but if you think about the SPAC product, MoneyLion's purpose-built for the SPAC product, we were at an inflection point, and we can now use the proceeds not necessarily to execute on the platform or build adjacency products, but instead to scale, and scale fast.

We believe therefore that a lot of our value creation will be for the public market investors. We'll continue to execute on significant growth drivers and really the strategy for us is going from being a platform to an aggregator over time. I'll pause there. Rick. Just an interest in time, I don't know which slides you want to do, but I'll turn it over to you. Maybe say a few more words on our financial profile.

Rick Correia: Yes, absolutely. Thanks, Dee. What I'll do is I'll touch upon very quickly, our key monetization engines. We reported across four revenue segments. The first is payments, this is our banking platform, the bulk of our revenues driven by merchant paid interchange. However, we do have ancillary revenue that comes from out of network ATM fees. Our largest segment is the fee segment. This is where we're attacking that overdraft fee pool. We basically have about 70% of the P&L comes from our Instacash product, 30% comes from credit builder plus.

The Instacash product is driven by a user-managed instant transfer convenience fee. For customers that need access to the proceeds in the next 15 seconds given that use case, they will pay us an instantaneous fee and have that proceed in their account within the next 15 seconds. For those that have a cadence where they can wait till the next day. It's a free 0% APR product. Customers are now using this product five-plus times a month, it’s really acting as a credit card replacement.

The other part of our fee segments I mentioned is credit builder plus. This is where we're really helping customers improve their credit score while at the same time giving them access to some funds. We wrap all of that into a subscription construct that includes a bank account, an investment account, access to a loan as I mentioned, as well as a rewards program where customers could earn meaningful rebates against their monthly subscription. We call it a program because customers are typically on this for anywhere from six to eight months.

Then, they graduate to using the rest of our product on a standalone basis. Within the advice segment, that is our fastest growing segment. This is where we're taking understanding of the customer through our volumes of data that we have with our customers. We use that to give them contextualized offers. Both non-financial as well as from financial affiliated partners. That's the bulk of the advice segment. Then lastly, of course, we have interest. It's only about 5-6% of the overall revenue mix, just because we're far more focused on working within our customers to get them access to that lower cost credit and monetizing through these other engines.

What's interesting about how we continue to build the business is I talked about the fact that we don't have some of the new products in our near-term revenue forecast. One of the things that represent the upside for the business is crypto and the BNPL or Buy Now. Pay Later offerings. Buy Now. Pay Later will come later in the fourth quarter, and September later this month is when crypto will be fully launched, but we already have thousands of users across the space. One other thing that's pretty interesting about our model is how we think about our marketing channels.

We spend about 65% of our budget on performance marketing. We spend around 15% on brand marketing, but our secret ingredient is how much we spend on data. We spend about 20% of our overall marketing spend on just acquiring data and information to make our customer experience both a bespoke experience as well as driving high conversion from our top funnel, which gives us that great outcome from an acquisition perspective. As a testament to that, if you look at our cohorts in unit economics, this is just an excerpt from our January 2020 cohort.

We use this one because it's mature. We've actually had every cohort subsequent to this outperform even this cohort. This is where we’ve acquired customers at 1.2 million. You can see that we had a three-month payback period, and then we continue to garner economic rent for the next 12-15 months. That is the power of our platform approach. In addition, to be able to come on for a high conversion product, we were then able to cross-sell and drive additional value in lifetime relationship with the customer.

What I will do is I'll basically jump down to our product mix, our revenue mix. Since we've talked about the payment segment and by segment, interest, and fees. What you'll see is if we fast-forward to 2023, fees will still be a significant part of the business, but both the device and payments continue to grow as we develop a relationship with our customers on the banking side and as we continue to develop more content and information about our customers to give them compelling offers. Lastly, from an outlook going out to 2023 on the adjusted revenue side, you'll see that we're constantly already looking at our 155 million from 2021 scaling to about 525 million in 2023.

What you'll see is our gross profit is growing from 89 million where we exited Q2, 2021 from run rate perspective, to over north of 400 million. So, how are we able to do this? When we look at the contribution, our gross profit margins across the bottom going from around 65% this year through to about 78%. We did this because we didn't just focus on solving one customer problem, we focus on solving many customer problems, and with that, we're able to grow quickly and profitably. With that, I'll pause, and I'll turn it back over to Dee and the Gateway Team.

Cody Slach: Thanks, Rick. We are at time, and I want to be respectful of everybody's schedules today. I know we are back-to-back here, but this is Cody from Gateway. The MoneyLion team will be obviously available for one-on-one today at our conference and as Dee had mentioned, we're in the final couple weeks ahead of closing the business combination and there will be several investor focused events that we would certainly welcome your participation in any of those including an investor day on Monday. Again Dee and Rick, thank you very much for your time and we'll let everybody have a good rest of your day.

Dee Choubey: Thank you Cody. Thanks everyone for your time. Appreciate it, bye.

About MoneyLion

MoneyLion Inc. (“MoneyLion”) is a mobile banking and financial membership platform that empowers people to take control of their finances. Since its launch in 2013, MoneyLion has engaged with over 8.5 million hard-working Americans and has earned its members’ trust by building a full-service digital platform to deliver mobile banking, lending, and investment solutions. From a single app, members can get a 360-degree snapshot of their financial lives and have access to personalized tips and tools to build and improve their credit and achieve everyday savings. MoneyLion is headquartered in New York City, with offices in Sioux Falls and Kuala Lumpur, Malaysia. MoneyLion has achieved various awards of recognition including the 2020 Forbes FinTech 50, Aite Group Best Digital Wealth Management Multiproduct Offering, Finovate Award for Best Digital Bank 2019, Benzinga FinTech Awards winner for Innovation in Personal Finance 2019 and the Webby Awards 2019 People’s Voice Award.

For more information about the company, visit www.moneylion.com. For investor information and updates, visit www.moneylion.com/investors and follow @MoneyLionIR on Twitter.

About Fusion Acquisition Corp.

Fusion Acquisition Corp. (“Fusion”) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Fusion was founded by and is led by CEO John James (who also stands behind the global fintech, BetaSmartz, as well as co-founding emerging opportunities investment company, Boka Group), and Chairman Jim Ross (senior advisor to State Street and former Chairman of State Street Global Advisors SPDR ETFs). For more information, visit fusionacq.com.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding MoneyLion’s expectations with respect to the closing of the Business Combination between MoneyLion and Fusion; the impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination and the products and markets and expected future performance and market opportunities of MoneyLion. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public stockholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020, Annual Report on Form 10-K/A for the fiscal period ended December 31, 2020 and registration statement on Form S-4, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to stockholders of Fusion for their consideration. Fusion has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a definitive proxy statement to be distributed to Fusion’s stockholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s stockholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed Business Combination. The Registration Statement has been declared effective and Fusion will mail the definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed Business Combination. Fusion’s stockholders and other interested persons are advised to read the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed Business Combination, because these documents contain important information about Fusion, MoneyLion and the proposed Business Combination. Stockholders may also obtain a copy of the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by Fusion, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach and Alex Kovtun, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s stockholders in connection with the proposed Business Combination is set forth in the Registration Statement (and is included in the definitive proxy statement / prospectus). You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and the definitive proxy statement / prospectus) and other relevant documents filed with the SEC. Stockholders, potential investors and other interested persons should read the definitive proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

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